SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2018

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	68,186
Cash and securities segregated under Federal regulations (cost $1,164,375)		1,169,554
Receivables:		
Brokers and dealers		115,745
Customers (including officers)		1,656,457
Fees		8,679
Due from affiliates		520
Investments ($17,901 pledged as collateral)		469,735
Deposits with clearing organizations		177,125
Other assets		2,567
Total assets	**$**	**3,668,568**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	153,943
Customers (including officers)		3,087,834
Due to Parent		45,923
Due to affiliates		17,391
Bank overdrafts		36,990
Securities sold not yet purchased		8,623
Accrued expenses and other liabilities		8,162
Accrued compensation and benefits		1,524
Debt		24,782
Total liabilities		**3,385,172**
Commitments and contingencies *(Note 9)*		
Member's equity		283,396
Total liabilities and member's equity	**$**	**3,668,568**

The accompanying notes are an integral part of this financial statement.